UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ILLUMINA, INC.
(Name of Subject Company)
CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
________________

452327109
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-4111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Corrected Transcript

2 5 - J a n - 2 0 1 2

Roche Holding AG ( R O . C H )

Acquisition of Illumina, Inc by Roche Holding AG Call

Total Pages: 20

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Roche Holding AG (RO.CH)
Acquisition of Illumina, Inc by Roche Holding AG Call
Corrected Transcript
25-Jan-2012

CORPORATE PARTICIPANTS

Severin Schwan
Chief Executive Officer, Roche Holding AG

Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG

Alan Hippe
Chief Financial & Information Technology Officer, Roche Holding AG

OTHER PARTICIPANTS

Sachin Jain
Analyst, Merrill Lynch International (United Kingdom)

Gbolahan Amusa
Analyst, UBS Ltd. (Broker)

Bill R. Quirk
Analyst, Piper Jaffray, Inc.

Karlheinz Schmelig
Partner, Creathor Venture Management GmbH

Quintin J. Lai
Analyst, Robert W. Baird & Co. Equity Capital Markets

Vincent Meunier
Analyst, Exane BNP Paribas SA

Alexandra M. Hauber-Schuele
Analyst, JPMorgan Securities LLC

Luisa C. Hector
Analyst, Credit Suisse Securities (Europe) Ltd.

Michael R. Leacock
Analyst, Royal Bank of Scotland Plc (Broker)

Keyur Parekh
Analyst, Goldman Sachs International Ltd.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning or good afternoon. Welcome to the Roche Conference Call regarding the Illumina transaction. I am Deano, the Chorus Call operator. [Operator Instructions]

At this time, it's my pleasure to hand over to Dr. Severin Schwan, CEO. Please go ahead, sir.

Severin Schwan
Chief Executive Officer, Roche Holding AG

Welcome to everybody, and thank you for joining our call, which is going to last for about one hour. This is Severin speaking, and with me today are Allan Hippe, our Chief Financial Officer, and Dan O'Day, Chief Operating Officer of Roche Diagnostics.

Illumina is a great successful company, and we are excited to share with you the background of this planned acquisition. At the beginning, just let me shortly put this transaction into context. An important element of today's success of Roche Diagnostics is our breadth and depth of various key measuring technologies. They allow us to develop and market a broad range of diagnostic tests from molecular diagnostics to serum work area, or tissue diagnostic testing.

The completeness of our offering is important, both for our customers and Roche. Over the years, we have developed a number of high-tech platforms both internally and also, as you can see on Page 4, by acquiring a

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012

number of key technologies. And we believe that sequencing is and will continue to be an increasingly important technology as we go forward. Let me focus on three points specifically.

First, it will allow us to further strengthen our clear number one position as the leader in the worldwide diagnostics market. The depth and breadth of our offering to our customers will continue to be a key differentiator in the marketplace.

Second, our strong global footprint and expertise in the research and diagnostics market would certainly help to accelerate the transition of sequencing into research and clinical diagnostics around the world.

And third, with a wide range of technologies available within the Roche Group, we will also be able to strengthen our in-house collaboration between Pharma and Diagnostics in our efforts to develop more targeted medicines.

So, combining the strengths and capabilities of Roche and Illumina makes a lot of sense, both from a strategic and an operational point of view. We firmly believe that we will create value for both companies, and this is why we approached Illumina back in December last year.

Unfortunately, the Board of Illumina has not been interested to negotiate a business combination. And for this reason, we are now directly approaching
Illumina's shareholders and offer a price per share of $44.5. This represents an overall consideration of $5.7 billion. We believe this is a compelling offer, and we feel that Illumina's shareholders will find it extremely attractive. It certainly represents full and fair value of Illumina.

As I said at the beginning, Illumina is a great and successful company.
Together with the management and employees of Illumina, we want to bring our combined business to the next level.

With these, I hand over to Dan.

Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG

So, thank you, everybody. Good afternoon. Good morning. This is Dan O'Day speaking. And it's a great pleasure today for me to walk you through the transaction rationale.

Now, let me just start by expressing also my enthusiasm for this acquisition and the value that I'm convinced it will create for both shareholders of both organizations and also for the employees involved. Now, what I'd like to do is really walk you through why; why is that the case; what is the acquisition rationale; and, importantly, why now. And I hope that I get through all those points during my talk.

In order to set up what the combined entities can bring together from a synergy perspective, let me first just remind you what we're talking about in terms of the two separate entities and what they bring to the table.

So, referring to Slide 6, just to set the scene. Roche Diagnostics is, by far, the number one company in in-vitro diagnostics. It is growing consistently ahead of the market, has been for the past five years. And part of what allows us to continue to grow ahead of the market like that is this broad array of technology. The ability to bring solutions to labs and to patients around the world, regardless of where the science leads, is an extremely important aspect to our business. And in that regard, the other aspect is the very large commercial presence that we have around the world. We're present in more than
130 countries. We have literally hundreds of thousands of instruments. We have sales people and service people in every corner of the world that allow us to leverage these technologies to the benefit of our customers.

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012

Turning to Slide 7 gives you an overview of what are the businesses we're in today. And importantly, what I want to point out here today is that many of our businesses are in the in-vitro diagnostics setting. And just to clarify that, that really means that is the clinical study and that's where labs are providing data output and solution output to clinicians that make decisions on patients. This is the regulated portion of our business. It implies that you have to have a very high quality level, high validation level and reproducibility throughout the world. And you can see we have a variety of businesses in that segment.

We also have an active business and an important business to our strategy in the Life Sciences which calls on a different customer base today. It calls upon the research audience. And turning to Slide 8, the reason that that is extremely important to our overall strategy and, in my opinion, our number one position in the marketplace, is that it allows us to get into some of the most innovative technologies in diagnostics today. That's usually where technologies start. They start in the research lab and they're very attractive in and of itself in the research lab. But many of those then follow into Diagnostics. And our ability to be in that marketplace allows us to effectively take those technologies into the clinic, to the physician and eventually, to the patient.
So, it's an extremely important part of our strategy and one that we intend to strengthen with this acquisition.

Now turning to Slide 10. I think this slide really says quite a bit about
Illumina and what their business is. I mean, the slide really emphasizes this is a solid business. It's been performing for many years. It's the leading business in sequencing and microarrays. It's a proven company over time and has strong sales profit and cash flow generation, as you can see here on this slide. Its two product lines are sequencing and microarrays. And, as I'll explain, I think they really have a very nice complementary effect into our
Roche business. So, a strong business, a leading business, one that I personally respect a great deal and one that I think we can leverage in the total diagnostic equation.

Now, with that set up as the two businesses, I'd like to get into the rationale. And if you turn to Slide 12, I'm going to cover four key points to the rationale today. One is increasing our market participation in the sequencing market; strengthening our portfolio overall at Roche; unlocking the commercial potential of the two organizations; and, very importantly, the eventual entry into in-vitro diagnostics, so the clinical setting of these important technologies.

So, to start with, on Slide 13, I'd like to focus on the market participation.
As you saw from the Illumina slide, this has been a fast-growing market over the past five years. And we expect that to continue into the future. Today, it is over a $1 billion marketplace, and we expect that to be over a $2 billion marketplace in 2015. And the question, of course, is what's driving that growth. And there are two major factors to that. One is the fact that there will be increased penetration into the research market, which I'll talk a bit more about. With the advent of the increase in the advantages of some of the new aspects of Illumina's next-generation sequencing, we have the ability to penetrate much, much deeper into the research market.

The second one is, of course, going into the professional market into the clinical in-vitro diagnostics marketplace. And you may ask yourself, well, what's driving that need. And I just want to try to characterize that need using an example of one particular therapeutic area, which is cancer. And the reality is that the information generated by sequencing is increasingly being used to make treatment decisions. And when you look at cancer, which is very much a heterogeneous disease, and by that I mean one breast cancer is not the same as another breast cancer. If you have two patients in a waiting room, they will differ significantly in terms of their prognosis, in terms of their treatment therapies and in terms of how we need to progress with that. And, of course, a lot of information comes into play with that. Genetic information and other information allows the clinician to make the best decision, but what's clear is more and more, we understand the genetic basis of disease. We understand the mutations that are involved in cancer. And we also have therapies more and more that we can direct to those particular mutations.

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012

And as the number of mutations increases that are actionable, the need for determining the complexity of those genetic variations increases. And that's where sequencing comes into play. So, it allows us to really cater therapy, in combination by the way with other technologies that we have within the Roche
Group, whether that's tissue diagnostics, PCR and others, to the needs of the patient.

Now, two things on this: I mean, clearly, the technology has advanced significantly. If we look at the first human genome, it took 13 years to produce the first human genome, which was finished in 2003 at a cost of $3 billion. Today, that can be done with the current technology in one day at the cost of several thousand dollars.

Obviously, that leads to the ability to dig deeper into the research setting, and it's now much more appropriate to go into the clinical setting, which means in the future and from a medical standpoint, whereas today, sequencing is used at major cancer research hospitals around the world for select patients or some subset of patients, in the future, this need, this demand and this technology improvement will mean that all hospitals around the world will basically dimensionalize every cancer patient as they come upon initial diagnosis. And this is some of what we think the two companies combined can best exploit into the future. So that's why we're bullish about the market.

And we also recognize there are challenges in terms of the funding environment, in terms of new technologies, in terms transition to IVD, and we think those challenges are best met with the combination and skill set of the two organizations.

So, moving to the second aspect of our rationale, the strengthening of the portfolio, the complementarity of our portfolio. If you look at Slide 14, just to use one example, to use sequencing, although this exists in other aspects of the two companies' portfolios. You can see that we have two different types of sequencing products between the two companies. One is a short-read technology.
One is a long-read technology. And they really have different benefits depending on the type of sequencing that you're doing, and that's depicted here on Slide 14. So, in fact, they're quite complementary. They could be used in conjunction with each other. And I think this is extremely important as we look at the totality of the portfolio and how to put this best to work for the needs of the customer base out there in the environment.

If you turn to Slide 15, it gives you a slightly broader perspective using the other Roche technologies that we have. And here again, there's complementarity between the Sequencing and the Microarray business and what we do in PCR, tissue diagnostics and even, eventually, in terms of cancer diagnosis, into what's done in our immunoassay portfolio, for instance. So, that's number one:
the strength of the total portfolio, both in the research setting and also in the routine IVD setting.

The other point I'd like to make in this slide is there's clearly a gap today and that is the ability for sequencing to be used in routine in-vitro diagnostics, which we'll come back to as an important point about one of the benefits of the transaction that I'm speaking about today. But it's clearly a need, and it clearly represents an important business opportunity in the mid to longer term.

Moving to unlocking the commercial potential on Slide 16. I think this has some very interesting aspects that, by the way, we've put to work in other acquisitions, for instance with Ventana. But if you look at the current makeup of Illumina today, it's about $1 billion. Those sales predominantly come from
United States, and they're focused on the top-tier customers: the large genome centers, the large academic facilities.

Roche's strength is across multiple technologies. It's a more than CHF10 billion company. As I said before, a large installed base across many customer bases, including the deeper penetration into smaller and midsize research

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012

facilities, in addition to an extremely large, in fact, the largest in the world, commercial infrastructure for in-vitro diagnostics.

In addition, although we have a very strong business in the United States, we have a very strong balance of our expertise also outside the United States in terms of our ability to amortize the ex-U.S. business. And back to my example, since the acquisition of Ventana in 2007, this has been a very important part of our strategy, to take the Ventana products very much into our global framework in a global way, drive their penetration, drive their growth and also obtain the synergies and efficiencies in working with other technologies we have within the Group. So this would be exactly the same concept here that we would put to work again with Illumina.

Switching to a different topic, which is entry into IVD, which is the last of our synergy topics and acquisition rationale. Turning to Slide 17, Roche has now more than 30 years of experience in taking products from the research setting into the IVD setting, into clinical diagnostics. There are many hurdles that exist in terms of being able to do this successfully, and we routinely do it successfully. Everything from the IVD system development to importantly some of the unique aspects of Roche Diagnostics' capabilities in terms of clinical validation and some of the benefits we also get from our Pharma colleagues. And then moving right through to being able to work actively with regulatory authorities around the world, including some of the highest hurdle regulatory authorities like the FDA to get products approved. And then quickly get them into our established global infrastructure, to bring these to the customers in the fastest possible way in combination with our other technologies.

So this is something that we have a tremendous expertise in and, combined with the expertise of Illumina on sequencing, we feel we can really drive/accelerate this introduction of sequencing into the in-vitro diagnostics marketplace.

And finally, in terms of the entry into IVD, it's one of the unique natures of
Roche on Slide 18. In the mid to longer term, we see this also playing into our model of PHC, which, as you know, within the Roche Group today, we have more than 160 collaborations alone between our Pharma and our Diagnostic colleagues, leading to a very robust late-stage pipeline of companion diagnostics.

Sequencing can be yet another tool for complex genetic variations that we can put into the system and allow us to amortize both the benefit to Diagnostics, as well as the benefit to Pharma and to the Roche Group.

So, in summary, on Slide 19, this is, in my opinion, absolutely the right acquisition. It's also the right time because the technology is now ready to go into the smaller research labs and take advantage of the combined entities. And it's also the right time in terms of the entry into more routine diagnostics.
So this really becomes both a strong rationale and also the right timing to take advantage of this opportunity.

And, in closing, maybe just a couple of words on the eventual integration scenarios upon the completion of the transaction. I personally have tremendous respect for the management and the employees of Illumina. I think they have done a tremendous job. They've delivered over the years. They've made significant improvements. They have very good interactions with their customer base.

And at the same time, I think Roche has a tremendous amount of experience in integrating creative, high-growth companies into its system. We've demonstrated that with Ventana. We've demonstrated that with other activities within the
Roche Group on how do we foster, how do we invest in these growth businesses to create even more out of the business than it could have in a standalone basis.

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012

And it's with that intention that we also announced that we intend to combine our current Applied Science business and Illumina into one organization, and to headquarter that out of San Diego, out of the headquarters of San Diego.

We also stated that we would continue to maintain operations in Penzberg,
Germany, our current location for Applied Science, because that is and will continue to be an important site for Diagnostics. It's also one of the sites around the world where we have Diagnostics and Pharma located on the same site, which gives us some unique advantages in terms of being able to collaborate across the researchers across both businesses.

So in summary, I believe this is really value creating, again, for the shareholders. Value-creating for the employees. And I think both for the
Illumina and the Roche employees, there'll be tremendous new opportunities as part of a larger organization.

And with that, I turn it over to Alan to cover the transaction financials.
Thank you.

Alan Hippe
Chief Financial and Information Technology Officer, Roche Holding AG

Yes. Thanks, Dan. Yeah, welcome to everybody. It's a great opportunity, and also the opportunity to share the excitement, yeah, about this acquisition here.

It is my pleasure now to cover the financials. However, before I start, I would like to reinforce what you have heard from Severin and Dan already, that this acquisition is about creating value and growth.

Through proposed acquisition with Illumina, we are buying the market leader in a business that is fast growing and increasing in importance. This is totally in line with our philosophy that we want to be in the lead in the markets where we decide to play, and you see that outlined on the Slide 21. Not only does it enable us to become the market leader, but it also enables us to access a solid business with a strong, sustainable cash flow and an attractive margin. And you might have seen on Dan's slide, the margin is at 23% operating profit.

Illumina will not have a dilutive effect on the Diagnostics business. And as for the Roche Group, the deal will be accretive to core EPS operating profit and operating cash flow in the first year after close. When you look at
Illumina, in addition, it has strong IP and an attractive product setting, which indicates a sustainable cash flow.

With that, I would like to switch gears and summarize the transaction financials a little bit.

First of all, the Illumina acquisition is in line with our stated MandA policy.
We have always stated that we do not want to engage in large mega mergers, as this is disruptive for innovation and the culture of companies. The acquisition must also make sense, and I think this is an evident case here.

And the acquisition should also strategically fit with our focus on high-end medical value businesses. We believe that the higher the medical differentiation, the higher the premium that the healthcare systems and the customers are willing to pay. As such, we are interested in additions to our current portfolio in the high-end value segment.

And importantly, the financial flexibility of the Roche Group is not significantly affected, as the deal can be financed out of the free cash flow capacity of the Group.

Just a reminder: the 2010 operation and free cash flow of the Group has been around CHF14 billion. You might also remember that the free cash flow at that time, in 2010, after dividend amounted to CHF4.7 billion. So the size

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012

of the acquisition is about 1.5 times of the free cash flow of the Group after dividend. So the deal will be financed from available cash on Roche's balance sheet and borrowings [ph] other (0:23:00) its credit facilities.

With that, let's go to the next page, and I don't want to talk too much about that page. When you look at the transaction financials on Slide 23, it's an overview. Let me mention once again, the price per share at $44.50. And also, let's look at the transaction value at approximately $5.7 billion.

I think you have taken a look at the premiums, which are quite attractive. So I think that's also fine. I'm not going to talk a lot about the offer conditions, as they will be specified in the offer documents anyway.

When you go to Slide 24 and the next steps, just two comments on this. We will probably commence the tender offer to purchase all of the outstanding common stock of Illumina. And we will commence the process to nominate slate of directors and make other proposals at Illumina's 2012 Annual Meeting.

And with that, I would like to summarize on Slide 25. And really just two comments here. The whole transaction strengthens Roche's footprint in the attractive and fast-growing sequencing market. And, in addition, it enables
Roche to access a solid business with a positive cash flow and strong margin.

And with that, thanks a lot for your attention. We are happy to receive your questions.

QUESTION AND ANSWER SECTION

Operator: We will now begin the question and answer session. [Operator
Instructions] First question is from Mr.
Jain Sachin (sic) [Sachin Jain] (0:24:42) of Merrill Lynch. Please go ahead.

Sachin Jain
Analyst, Merrill Lynch International (United Kingdom)        Q
Hi. Thanks for taking my questions. There's three, if I may.

Just firstly, some broad market perspectives on dynamics that resulted in top-line pressures at Illumina in the middle of last year. So, government funding issues, how you see that and the rate of the consumables uptake.

Secondly, on synergies, you've talked about it from a broad perspective. I wonder if you're willing to quantify how you see top line or cost savings from the deal.

And then thirdly, a very broad question on financial flexibility. I think you very broadly discussed the possibility of reviewing the dividend payout ratio, once your net debt target levels have been reached. Does this deal change anything, i.e., on the target or the potential for reviewing of that payout ratio? Thank you.

Severin Schwan
Chief Executive Officer, Roche Holding AG                                       A
Thank you, Sachin. Perhaps, Dan, if you could answer the first two questions on
Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG                  A
Sure.

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Roche Holding AG (RO.CH)                                                      Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call                                     25-Jan-2012
Severin Schwan
Chief Executive Officer, Roche Holding AG                                                         A
The operational side, and then Alan will take over on the financial question.
Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG                                    A

Right, absolutely. So, hi, Sachin, it's Dan here. Relative to the general market dynamics, as I said, referring back to the slide on the market growth,
Slide 13, we have taken into account these potential funding challenges in the
United States and around the world. But I would say that really the growth comes, of course, from continuing to supply the large genome centers and the large research centers. But the growth also comes from the ability to penetrate audiences that have not been exposed to sequencing yet. And these audiences, in our opinion, still have adequate funding to invest in this and to drive this forward, and then, of course, eventually, in the mid to longer term, into the clinical setting. So we have taken into account things like NIH funding and those scenarios, and also recognizing that this is a research market that's much broader than the United States as well.

In terms of the synergies, I'd just reemphasize. This is a growth acquisition.
This is not about cost cutting. It's really about investing in a business that has grown very nicely over the past years and we're confident will continue to grow. So the synergies that we're talking about are the ability to leverage the two commercial organizations, to leverage the expertise we have within Roche about the in-vitro diagnostics and bringing those products to the marketplace, to leverage the combination of Pharma and Diagnostics and Biomarker Discovery.
So, that's really what the acquisition is about.

Alan Hippe
Chief Financial and Information Technology Officer, Roche Holding AG A

Yeah. Well, I think the payout ratio is certainly an important question, a very good one. When it comes to the dividend, let me first say that Illumina is a solid cash-generating business, with $1 billion in sales and a very attractive margin and generates quite some cash. And given really the long-term sustainability of our operating cash flow, and I'll also mention the free cash flow that we are generating, and I'm just reiterating, the CHF14 billion that we have generated in operating free cash flow in 2010, when you take that together, so you see that we have a lot of financial strengths. And that means, well, we are committed, yeah, to our attractive dividend policy.

Sachin Jain
Analyst, Merrill Lynch International (United Kingdom)                                Q
Okay. Thank you very much.
Severin Schwan
Chief Executive Officer, Roche Holding AG                                            A
Can we have the next question?
Operator: The next question is from Mr. Gbolahan Amusa of UBS. Please go ahead, sir.
Gbolahan Amusa
Analyst, UBS Ltd. (Broker)                                                           Q
Hi. Thanks for taking my question. I have three questions as well.

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012

So, clearly for this deal and for Ventana previously, distribution logic exists, and we see on Slide 16 even some evidence that that's going to happen here. On Ventana, can you comment on any evidence of revenue synergies that have played out? And, more specifically, what countries or distribution channels were responsible for the pickup in your tissue diagnostic sales, and whether Illumina similarly can be supported by those same regions?

Second question is with the unprecedented speed of Zelboraf through trials, how long do you think before Illumina technologies might benefit the development in your Pharma pipeline? Is that within five years?

And then lastly, on Illumina, what percentage of the shares do you currently own? Obviously, it has to be below 5%, but is that closer to zero or closer to
5%?

Severin Schwan
Chief Executive Officer, Roche Holding AG A

Okay. This is Severin speaking. On the number of Illumina shares, we only hold a very small quantity of shares.
For the first two questions, perhaps, Dan, if you could comment?

Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG A

Sure. Well, thanks. I appreciate you picking up the distribution logic. I mean,
I think obviously, we continue to grow Ventana significantly faster even in the
U.S. marketplace, outside the United States. I think that tells you that the distribution logic is working there and continues to work. I still think our penetration rates on the Ventana side, ex-U.S., has plenty of room to grow and will continue to grow. But I think that's really working. And I wouldn't comment on any specific figure other than the figures we release publicly at the annual result time in terms of growth rates.

Gbolahan Amusa
Analyst, UBS Ltd. (Broker) Q

If you could -- sorry to interrupt, if you could name two countries or three countries, what would they be for Ventana?

Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG A

Well, for Ventana, I don't think it's any particular country. But if you look at Europe and Asia Pacific in general, in particular, I mean those were areas where we continue and are the number one company. So, if you look at Europe and
Asia Pacific on the numbers, I think it will give you a very clear guidance on how we've been able to amortize that.

On the second point in terms of Zelboraf, yeah, I thank you for noticing how quickly that went through the clinical development pipeline. Pascal Soriot, my colleague, already says, well, don't expect that for every product, which I think is fair. But relative to your specific question about when will sequencing come in to be a companion diagnostic, clearly that is a mid to longer-term issue for a number of reasons.

First of all, we have to bring sequencing through to a validated in-vitro diagnostics platform, which again, combined with Roche, we're in the best position to be able to do. And then secondly, sequencing comes into place as you get more and more mutations. So, the more complexity with the mutation, the more sequencing becomes, I think, a potential companion diagnostic in the future. And that will come as we continue to identify targets in our Pharma pipeline and around the world. And so, I think it's a bit of a longer-term story, but one that will come into

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012

account and one that we can enjoy the same synergies that we do within the
Roche Group with our other technologies.

Gbolahan Amusa
Analyst, UBS Ltd. (Broker)                                                                 Q
Thank you.
Operator: The next question is from Mr. Bill Quirk of Piper Jaffray. Please go ahead, sir.
Bill R. Quirk
Analyst, Piper Jaffray, Inc.                                                               Q
Thank you. Good afternoon, everybody.

Daniel, the move to announce that you're going to consolidate your Life
Sciences business into San Diego, obviously, as well as your Swiss facility is a pretty significant move. And particularly considering that we don't actually have an agreement from the Illumina Board at this point. How should we interpret this in terms of is the strength of the signal here that you're trying to send about the commitment that Roche has to this deal?

And then, secondarily, what does this say, coming from a big picture standpoint, on the 454 business? Thank you very much.

Severin Schwan
Chief Executive Officer, Roche Holding AG A

Perhaps I can just take the question on our general commitment to this transaction. We are, of course, very committed to this transaction and this is the very reason why we have not directly approached the shareholders of
Illumina. And, as I said earlier, we believe it is a very attractive and compelling offer. It represents full and fair value. Therefore, I think it will not only be a big commitment from our side, but there will also be a compelling proposition for the Illumina shareholders.

On the second question, perhaps, Dan, if you would
Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG A
Sure, absolutely.
Severin Schwan
Chief Executive Officer, Roche Holding AG                      A
Comment.
Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG A

Thanks, Bill. Well, listen, I mean, I think it's just logical to us, first of all. And secondly, I think it is important that we send a signal.

But the logic first, I mean, I think when we look at the combination of the two businesses, some of the fastest-growing areas and largest areas will be sequencing and microarrays. And with the strength and the number one position of Illumina in this segment, it made sense to us to look at the headquarters being out of where some of

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012

the fastest-growing businesses are based, and yet, still leveraging the expertise in other parts of the Roche world, which we do with other business areas, by the way, as well.

For instance, Molecular Diagnostics is based out of Pleasanton, where, it's
Severin's first slide, initially the innovation came out of Cetus and then was developed by Roche. But we have sites in Branchburg, New Jersey. We have sites in Rotkreuz, Switzerland where we have centers of excellence for Diagnostics.
And we generally try to place the headquarters at a prominent location. So, logic-wise, it made sense.

Secondly, certainly, I mean, I think -- but it's not the only signal. We're trying to send a signal as well to both Illumina and Roche employees that this is a strong business for us. The Applied Science business, Life Sciences is important for our Diagnostics business, and I think that's critical.

To your comment on 454, I've tried to address it on Slide 14. Very complimentary technologies, there is room and space for both short read and long read. We've seen that in the marketplace. They answer different questions.
They're complementary but very different, and we perceive that being the case moving forward as well.

Bill R. Quirk
Analyst, Piper Jaffray, Inc.                                                                  Q
Very good. Thank you.
Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG                                A
Thanks.
Operator:Next question from Mr. Karlheinz Schmelig of Creathor Venture. Please go ahead, sir.
Karlheinz Schmelig
Partner, Creathor Venture Management GmbH                                                     Q
Thank you. It's been answered. No question from my side.
Severin Schwan
Chief Executive Officer, Roche Holding AG                                                     A
Next question, please.
Operator: The next question is from Mr. Quintin Lai of Robert Baird. Please go ahead, sir.
Quintin J. Lai
Analyst, Robert W. Baird and Co. Equity Capital Markets                                         Q

Hi. Thank you for taking the call. The field of next-generation sequencing has been advancing quite rapidly, and the technology changes have been -- every two years or so, it seems like a new platform. What is your view on bringing
Illumina in and keeping up with that pace of change of technology advances? And do you think that this will be enough? Or do you think that once you get in, if you get in, that you'll have to still do MandA for new technologies that might still show up in the future for sequencing?

Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG A

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Roche Holding AG *(RO.CH)*
Acquisition of Illumina, Inc by Roche Holding AG Call

Corrected Transcript
25-Jan-2012

Yeah, it's a great point. First of all, I mean, I think it's good to take a look at the history of Illumina. They've had a track record of continuously evolving their technologies to stay in the leadership position. So, I'm a big believer that past behavior also predicts future behavior. So, I think that's important, number one. But you're right. The technology advancement is certainly far from over. Even the announcements we saw, JPMorgan suggest that the technology continues to advance.

So our strategy at Roche, not just in this business but all of our businesses, is to invest heavily in the next generation of technology. And we would do the same here. We would continue to invest in the business to drive the next adaptions of the technology, to look forward at things like single-molecule technology and investing in those as well, to make sure we stay ahead of the technology curve.

The other, of course, advantage of this technology curve is, as I said before, the ability now to penetrate into customer audiences that have not been penetrated before. And I think that's really important that we're now at a stage of technology advancement that we can really access different customer audiences than we could have one or two years ago, so it's a combination of pursuing the technology and now that the technology is [ph] ripe (0:36:56) and ready to penetrate.

Quintin J. Lai — Q
Analyst, Robert W. Baird & Co. Equity Capital Markets

And then, with respect to that, I mean, some of the personnel at Illumina are really responsible for keeping up for their progress. What have you done in the past, like maybe with acquisitions with Ventana to incentivize those employees to stay with Roche and to continue that progress?

Daniel O'Day — A
Chief Operating Officer-Diagnostics Division, Roche Holding AG

Yeah. It's an absolutely good question. It's core to how we handle acquisitions. I mean, the first thing is we go in and we understand the motivations of the individuals within that company, what are the policies, what are the procedures, how do we best maintain that, drive that and also leverage and integrate the Roche, the broader Roche networks.

With Ventana, I'll just give you a couple of very specific examples and Tom Grogan, the Founder who's still with us, and if he were here today, he would say that the advancements that Ventana had made post-acquisition would never have been possible as a standalone company. We've been able to invest. We've been able to penetrate. Two acquisitions recently in terms of bioimaging into the digital pathology place and mtm, which is an HPV acquisition, Tom was firmly behind and is just enthusiastic about because it's taken his idea that he started literally in a garage in Arizona and made it even bigger and brighter than he ever could have hoped.

That combined with also the connection in with the PCR business, let's say, on EGFR assays and others, has really led to being able to bring the business into another level. And, of course, that, in and of itself is very motivating to employees I can tell you of Ventana. They want to work in an environment where people are investing in these technologies and their research and innovations come to medical practice.

Quintin J. Lai — Q
Analyst, Robert W. Baird & Co. Equity Capital Markets

Thank you.

Operator: The next question is from Mr. Vincent Meunier of Exane BNP Paribas. Please go ahead, sir.

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012
Vincent Meunier
Analyst, Exane BNP Paribas SA                                             Q

Thank you very much. The first question is with regards to the timing of the deal, if you could give us more details.

The second question is a follow up question on the complementarity of the businesses. We understand clearly that between the short read applications and long read applications, there is complementarity, but the clients remain the same. And so, don't you think there could be any anti-trust issues regarding to that?

And the last question is on the margins. You say that the top line for the future in these markets is likely to remain dynamic. But is there any risk on a deterioration of the margins because of deflation in this market?

Severin Schwan
Chief Executive Officer, Roche Holding AG A

Vincent, let me take the first question -- this is Severin again -- for the timing of the deal.

We will now promptly launch the tender offer to the shareholders. This is the next step. And as part of the process, we will also nominate the slate of directors for the upcoming Annual Meeting of Illumina, with the goal to have a majority of Roche-nominated directors on the Illumina board.

That's as much as I can say at this point. You will soon receive, it will be publicly made available, the tender offer document, and all the details will be outlined in this document.

Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG A

Yeah. And maybe just to pick up again on the short read, long read and the complementary nature of them. Clearly, there are some customers that may use both. But they're also a difference in customers. Customers that are using in the clinical setting are using more whole genome re-sequencing. And for instance, de-novo sequencing is clearly reserved for the research setting.

So the bottom line is we continue to really believe strongly these are complementary technologies. Of course, as we go into the transaction, like with any transaction, we will pursue a regulatory approval process that will be conducted independently by the relevant U.S. and foreign regulatory authorities. And the bottom line is we believe the competitive landscape is very robust in this particular space.

Severin Schwan
Chief Executive Officer, Roche Holding AG                                                             A
And the margins.
Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG                                        A
Oh.
Severin Schwan
Chief Executive Officer, Roche Holding AG                                                             A
That was the first question, Dan. Perhaps you can comment on the business prospects of this business.

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Roche Holding AG (RO.CH)                                       Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call                      25-Jan-2012
Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG                     A

Thank you. Sorry, I missed that one. Yes, well, I mean, referring back again to
Slide 10, I mean, I would say the business prospects are clearly very positive.
Bottom line is if you look at the margins, this would be accretive to the Roche
Diagnostics business from day one. And obviously, the growth rate and the value generation, I also believe firmly and strongly.

Vincent Meunier
Analyst, Exane BNP Paribas SA                                                               Q
Thank you very much.
Operator: The next question is from Ms. Alexandra Hauber, JPMorgan. Please go ahead, madam.
Alexandra M. Hauber-Schuele
Analyst, JPMorgan Securities LLC                                                            Q
Yes. Good afternoon. Three questions, please.

Firstly, getting back to the question of how soon you can take sequencing into the mainstream IVD world. You partly addressed that already in the UBS question. But I was just not sure whether your comments were more related to how soon this becomes relevant for Pharma pipeline projects or how soon this goes mainstream. Just to really get an idea about your deal rationale, number one, two or three are clearly operational things, which I can see how they play out. But how that number four, entering into IVD, what the timeframe of this
is. Is it something 2017 or beyond 2020?

Second question, Alan, when you say this is accretive, given that you use cash generated from operations, what sort of financing cost does this cash coming from operations have? Should we use your company financing cost of 4%, or is that actually very close to below 1%?

And thirdly, just going back again to what's happening next. You obviously will be able to nominate four directors for the Illumina Annual Meeting, but there are nine. So what other proposals will you make that enables you to gain the majority of the Board as you have indicated in the press release?

Severin Schwan
Chief Executive Officer, Roche Holding AG                      A
Okay. Dan, if you take the first question.
Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG A

Yeah, Alexandra, sure. Yeah, my comments before on the transition from research into IVD were a bit based more on companion diagnostics, personalized healthcare. Let me just take it in the broader sense.

I guess there's two points I want to make here. I mean one is that we'll see the uptake into the clinical world, I think, at two different paces. One pace in the United States and a different pace outside the United States, and that's because the difference in the regulatory hurdles. The U.S. will be a bit slower. We've had several meetings, as have others in the industry, with the
FDA about how they intend to regulate sequencing. And I think that's still in a state of evolution, and it will take us continuing to provide input there to drive that forward.

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012

The second one, of course, is though outside the United States, we have a CE marking, which allows things to be used and adopted in a clinic much more quickly.

Now to the relative applications, I mean today sequencing is being used clinically, in settings such as HLA typing for a bone marrow transplant, HIV deep sequencing, and some cases in oncologic mutation analysis.

So I don't think this is something that is 5 or 10 years out. In Europe, in particular, I think it's something we see already and that we can foster and begin to drive. It won't be a black-and-white situation. There won't be one day it's in the research world, the next day it's in the clinic world. But it will evolve and it will evolve quicker in Europe than it will in the United States.

Severin Schwan
Chief Executive Officer, Roche Holding AG                          A
Alan, you could comment on the financing?
Alan Hippe
Chief Financial and Information Technology Officer, Roche Holding AG A

Yeah, absolutely. Yeah, Alexandra, I think a very fair point to make. I think my first statement is here, look at our rating. I think we have an AA minus with S and P and A1 with Moody's, so I think really we are in a comfortable situation there. And we are -- let's say we are very convinced that we will come up with very good terms and conditions, yeah, for the financing.

Please understand that I'm not going to be here very specific, because there are still a lot of things, yeah, that we have first to fix before we get to that. But I think it's very clear, we can be very attractive when it comes to financing costs.

Alexandra M. Hauber-Schuele
Analyst, JPMorgan Securities LLC                                   Q
Sorry, could I -- maybe it's my understanding
Alan Hippe
Chief Financial and Information Technology Officer, Roche Holding AG A
And Alexandra, on
Alexandra M. Hauber-Schuele
Analyst, JPMorgan Securities LLC                                   Q

I thought you're not -- you're going to raise finance -- there is going to be
-- you're going to raise debt for that?

Alan Hippe
Chief Financial and Information Technology Officer, Roche Holding AG A

Look, I think what we're doing is and what you see is it will be financed, yeah, from available cash on Roche balance sheet. That's obvious, yeah. And the borrowings under its credit facilities, yeah.

That's what we're going for. And that's what we can do. And I think everything else, we have further to decide and look at.

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Roche Holding AG (RO.CH)                              Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call             25-Jan-2012
Alexandra M. Hauber-Schuele
Analyst, JPMorgan Securities LLC                                          Q
Okay.
Severin Schwan
Chief Executive Officer, Roche Holding AG                                 A

On your third question, again, in terms of gaining the majority on Illumina's
Board and the timing related to that. Now, what I can do at this point, I can confirm to you that we are taking steps to gain this majority. But at this point, I could not provide you with any technical details on how we achieve that. For that, I'd like to refer you to the proxy documents which we, of course, will file in due time.

Alexandra M. Hauber-Schuele
Analyst, JPMorgan Securities LLC                                                               Q
Okay. Fair enough. Thank you.
Severin Schwan
Chief Executive Officer, Roche Holding AG                                                      A
We have another five more minutes. Do we have additional questions, please?
Operator: The next question is from Ms. Luisa Hector of Credit Suisse. Please go ahead, madam.
Luisa C. Hector
Analyst, Credit Suisse Securities (Europe) Ltd.                                                Q
Good afternoon. Yes, I have two questions.

So first, given that this is a hostile offer, how much due diligence have you been able to do? And are there any particular areas of uncertainty, be it around IP litigation or anything regulatory? Is there anything that you're concerned about?

And then, just to follow up on moving into the IVD market. Dan, you gave the examples of the HLA typing and various deep sequencing. So where's that occurring today, where is the funding coming from? Because I think you said this would involve a shift away from government.

So if this is predominantly sort of going to be driven by Europe to start with, where is the funding coming from? And are you seeing it very easy to get -- the sequencing paid for, the reimbursement? Is that happening easily at the moment, and would you expect that to continue? So, it's really the funding for that as it moves into IVD, why is it that you're confident?

Severin Schwan
Chief Executive Officer, Roche Holding AG A

May I just take the first question on the due diligence and the related process? I cannot comment on this in detail, but I can refer you again to the information and the whole package which will be published very soon as part of the tender offer and which is, of course, publicly available and filed with the
SEC.

If you can...

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Roche Holding AG (RO.CH)                                       Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call                      25-Jan-2012
Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG                     A

Sure, absolutely. I mean, I think -- again, I think sequencing is in its infancy in terms of the diagnostics field. But for instance, in the select populations, we have HLA typing or even HIV deep sequencing, I mean we do have providers and insurers and governments that are paying for this because of the significant value that it adds. I mean, if you type the wrong bone marrow, there's much more significant cost.

The question will be as it goes into broader segments. For instance, there are many institutions that we know of around the world, oncology institutions, that are starting to take a 50-exome or 100-exome sampling of patients with oncology. Now sometimes, the institution itself is reimbursed in that. And, of course, we'll have to approach how that's reimbursed country by country. But
I'm confident, as with other diagnostic applications, that once you have robust clinical data around it, which is something, I think, that we're quite keen on at Roche and that we amortize across the Roche Group, the next step is, of course, reimbursement.

And when it provides the type of value it provides to the overall potential healthcare system by being able to treat the right patients with the right therapies at the right time and avoid inappropriate treatments, I'm confident we'll get reimbursement country by country as we proceed with the clinical applications.

Severin Schwan
Chief Executive Officer, Roche Holding AG                                             A
Can we have the next question, please?
Operator: The next question is from Mr. Michael Leacock of RBS. Please go ahead, sir.
Michael R. Leacock
Analyst, Royal Bank of Scotland Plc (Broker)                                          Q
Thank you. Two brief questions, if I may.

Firstly, Dan, I'd be very interested to hear your perspective of the competitive position of Illumina, particularly in terms of things like pricing of machines and so on, and how you think that might play out.

Secondly, your Slide 16 shows what you think are some of the strengths of
Illumina and the strengths of Roche. In terms of unlocking that potential, are there any other factors, any [ph] weight (0:50:13) limiting hurdles perhaps, that Roche doesn't have, which would need to be overcome in order to really unlock the full commercial potential of this deal?

Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG A

Thanks for the question. From a competitive positioning standpoint, I don't want to start to speculate on all the competitors' parameters. I would just say that Illumina is clearly the leading technology in sequencing today, has been for many years. And we're confident with that type of track record, it would continue to do well vis-[]-vis the competition.

In terms of unlocking the potential, no, I don't think there are other hurdles, specifically because we've done this with other acquisitions. So it's not a concept. It's an actual reality in terms of how we operate it.

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Roche Holding AG (RO.CH)
Acquisition of Illumina, Inc by Roche Holding AG Call
Corrected Transcript
25-Jan-2012

Clearly, I mean when we get down to the specifics of a particular case, we put a lot of effort and work behind how do we get the two teams to work together, how do we look and dimensionalize the customer base, how do we set up the right incentives. I mean, all those things are extremely important, but I don't consider them hurdles. And they've worked well for us in the past.

Michael R. Leacock Q
Analyst, Royal Bank of Scotland Plc (Broker)

Thank you very much.

Severin Schwan A
Chief Executive Officer, Roche Holding AG

Next question, please.

Operator: Next question from Mr. Keyur Parekh of Goldman Sachs. Please go ahead, sir.

Keyur Parekh Q
Analyst, Goldman Sachs International Ltd.

Hi. Good afternoon. I have two, if I may.

Dan, first, can you help us understand kind of what Roche can add to this platform in the context of your ability to enter the IVD market kind of sooner than Illumina might have been able to do on its own?

And then secondly, in sense of kind of the uncertainties around the competitive landscape and as kind of Michael was referring to, can you help us understand why you feel comfortable betting on the Illumina technology, given that we still don't have a clear path forward towards the third-generation technologies? Thank you.

Daniel O'Day A
Chief Operating Officer-Diagnostics Division, Roche Holding AG

Sure. Okay. I mean, what can Roche add to the platform? I mean, I think referencing again back to slide 17. And we've had lots of experience with this. Developing a research-based, research-grade instrument and assay is really a different task than developing a full-IVD instrument and assay in terms of documentation, in terms of validation. And there's a lot of pitfalls associated with that because the regulations are constantly changing. So you really have to be very up to speed with what's required by the different authorities around the world; what documentation is required; how do we drive that; how do we make a system very robust for large-scale manufacturing principles, highly validated manufacturing principles?

So it's everything from the clinical development expertise I think we provide to the operations manufacturing and expertise, and then, eventually, to the introduction of those platforms in the marketplace to a different customer base.

In terms of – I'm sorry. The second question was?

Severin Schwan A
Chief Executive Officer, Roche Holding AG

Competitive landscape.

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Roche Holding AG (RO.CH)                                       Corrected Transcript
Acquisition of Illumina, Inc by Roche Holding AG Call                      25-Jan-2012
Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG                     A

Ah, competitive landscape. Yeah. So, again, I think I don't want to comment on the competition. I think we've got a very competitive combination of platforms in 454 and in Illumina, for instance in sequencing and other aspects of the business. We're constantly monitoring the competitive environment, which is important. And so far, I think the technologies that could be even stronger than what we see here today are still in a very early feasibility stage and have a lot to prove.

Severin Schwan
Chief Executive Officer, Roche Holding AG

Thank you, Dan. With this, I would like to close our call today. I know some of you have scheduled another call in a few minutes at one o'clock. So thank you again for joining and have a good day.

Daniel O'Day
Chief Operating Officer-Diagnostics Division, Roche Holding AG

Thanks.

Operator: Ladies and gentlemen, the conference is now over. Thank you for choosing the Chorus Call facility and thank you for participating in the conference. You may now disconnect your lines. Goodbye.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS TRANSCRIPT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”,  “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, AMONG OTHERS: (1) ECONOMIC AND CURRENCY CONDITIONS; (2) COMPETITIVE AND TECHNOLOGICAL FACTORS; AND (3) RISKS AND UNCERTAINTIES RELATING TO THE PROPOSED TRANSACTION.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ILLUMINA COMMON STOCK. THE SOLICITATION AND OFFER TO BUY ILLUMINA COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE WILL BE FILING A PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT DOCUMENTS WITH THE SEC IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE 2012 ANNUAL MEETING OF ILLUMINA (THE “PROXY STATEMENT"). PROMPTLY AFTER FILING A DEFINITIVE PROXY STATEMENT WITH THE SEC, ROCHE WILL MAIL THE PROXY STATEMENT AND A PROXY CARD TO EACH ILLUMINA STOCKHOLDER ENTITLED TO VOTE AT THE 2012 ANNUAL MEETING. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE PROXY STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HOLDING LTD, CKH ACQUISITION CORPORATION AND THE INDIVIDUALS NOMINATED BY CKH ACQUISITION CORPORATION FOR ELECTION TO ILLUMINA’S BOARD OF DIRECTORS (THE “ROCHE NOMINEES") MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM ILLUMINA STOCKHOLDERS FOR USE AT THE 2012 ANNUAL MEETING OF STOCKHOLDERS, OR AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF. THE DIRECTORS AND EXECUTIVE OFFICERS OF ROCHE HOLDING LTD AND CKH ACQUISITION CORPORATION WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES HAVE NOT BEEN DETERMINED AS OF THE DATE OF THIS TRANSCRIPT. NO ADDITIONAL COMPENSATION WILL BE PAID TO SUCH DIRECTORS AND EXECUTIVE OFFICERS FOR SUCH SERVICES. INVESTORS AND SECURITY HOLDERS CAN OBTAIN ADDITIONAL INFORMATION REGARDING THE DIRECT AND INDIRECT INTERESTS OF THE ROCHE NOMINEES AND OTHER PARTICIPANTS BY READING THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.